IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for August 27, 2003	333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on AUGUST 27TH.

CWMBS, INC.

By:
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS SECURITIES CORP.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-40
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-40

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
98:16	4.77	4.86	4.91	Yield
	5.31	3.76	3.28	Duration
98:20	4.75	4.83	4.87	Yield
	5.31	3.77	3.28	Duration
98:24	4.72	4.79	4.83	Yield
	5.32	3.77	3.28	Duration
98:28	4.70	4.76	4.79	Yield
	5.32	3.77	3.28	Duration
99: 0	4.67	4.73	4.76	Yield
	5.32	3.78	3.29	Duration
99: 4	4.65	4.69	4.72	Yield
	5.33	3.78	3.29	Duration
99: 8	4.63	4.66	4.68	Yield
	5.33	3.78	3.29	Duration

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
99: 4	4.65	4.69	4.72	Yield
	5.33	3.78	3.29	Duration
99: 8	4.63	4.66	4.68	Yield
	5.33	3.78	3.29	Duration
99:12	4.60	4.63	4.64	Yield
	5.33	3.79	3.30	Duration
99:16	4.58	4.60	4.60	Yield
	5.34	3.79	3.30	Duration
99:20	4.56	4.56	4.57	Yield
	5.34	3.79	3.30	Duration
99:24	4.53	4.53	4.53	Yield
	5.35	3.80	3.30	Duration
99:28	4.51	4.50	4.49	Yield
	5.35	3.80	3.31	Duration

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 **Tranche:** A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
99:29	4.50	4.49	4.48	Yield
	5.35	3.80	3.31	Duration
100: 1	4.48	4.46	4.44	Yield
	5.36	3.80	3.31	Duration
100: 5	4.46	4.42	4.40	Yield
	5.36	3.81	3.31	Duration
100: 9	4.43	4.39	4.37	Yield
	5.36	3.81	3.32	Duration
100:13	4.41	4.36	4.33	Yield
	5.37	3.81	3.32	Duration
100:17	4.39	4.32	4.29	Yield
	5.37	3.82	3.32	Duration
100:21	4.36	4.29	4.26	Yield
	5.37	3.82	3.32	Duration

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
100: 3+	4.47	4.43	4.42	Yield
	5.36	3.81	3.31	Duration
100: 7+	4.44	4.40	4.38	Yield
	5.36	3.81	3.32	Duration
100:11+	4.42	4.37	4.34	Yield
	5.37	3.81	3.32	Duration
100:15+	4.40	4.34	4.31	Yield
	5.37	3.81	3.32	Duration
100:19+	4.37	4.30	4.27	Yield
	5.37	3.82	3.32	Duration
100:23+	4.35	4.27	4.23	Yield
	5.38	3.82	3.33	Duration
100:27+	4.33	4.24	4.19	Yield
	5.38	3.82	3.33	Duration

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 **Tranche:** A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
100: 8+	4.44	4.39	4.37	Yield
	5.36	3.81	3.32	Duration
100:12+	4.41	4.36	4.33	Yield
	5.37	3.81	3.32	Duration
100:16+	4.39	4.33	4.30	Yield
	5.37	3.82	3.32	Duration
100:20+	4.37	4.30	4.26	Yield
	5.37	3.82	3.32	Duration
100:24+	4.34	4.26	4.22	Yield
	5.38	3.82	3.33	Duration
100:28+	4.32	4.23	4.19	Yield
	5.38	3.83	3.33	Duration
101: 0+	4.30	4.20	4.15	Yield
	5.39	3.83	3.33	Duration

CLOSE-0340

CLOSE-0340 Class A1 (SR) SENIOR <P>

Orig Bal 649,985,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A1 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
100: 7+	4.44	4.40	4.38	Yield
	5.36	3.81	3.32	Duration
100:11+	4.42	4.37	4.34	Yield
	5.37	3.81	3.32	Duration
100:15+	4.40	4.34	4.31	Yield
	5.37	3.81	3.32	Duration
100:19+	4.37	4.30	4.27	Yield
	5.37	3.82	3.32	Duration
100:23+	4.35	4.27	4.23	Yield
	5.38	3.82	3.33	Duration
100:27+	4.33	4.24	4.19	Yield
	5.38	3.82	3.33	Duration
100:31+	4.30	4.21	4.16	Yield
	5.38	3.83	3.33	Duration

CLOSE-0340

CLOSE-0340 Class A2 (SR)   SENIOR/AAA Pac Not Avail   <P>

Orig Bal 95,380,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A2 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
99:17	4.59	4.59	4.59	Yield
	3.82	3.43	3.22	Duration
99:21	4.55	4.56	4.56	Yield
	3.82	3.43	3.22	Duration
99:25	4.52	4.52	4.52	Yield
	3.82	3.43	3.22	Duration
99:29	4.49	4.48	4.48	Yield
	3.83	3.43	3.22	Duration
100: 1	4.46	4.45	4.44	Yield
	3.83	3.44	3.23	Duration
100: 5	4.42	4.41	4.40	Yield
	3.83	3.44	3.23	Duration
100: 9	4.39	4.37	4.36	Yield
	3.83	3.44	3.23	Duration

CLOSE-0340

CLOSE-0340 Class A3 (SR) SENIOR/AAA <P>

Orig Bal 25,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 16-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A3 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
98:27	4.64	4.92	5.00	Yield
	8.49	2.26	1.90	Duration
98:31	4.63	4.87	4.93	Yield
	8.49	2.26	1.90	Duration
99: 3	4.61	4.81	4.86	Yield
	8.50	2.26	1.90	Duration
99: 7	4.60	4.76	4.80	Yield
	8.50	2.26	1.90	Duration
99:11	4.58	4.70	4.73	Yield
	8.50	2.27	1.90	Duration
99:15	4.57	4.64	4.66	Yield
	8.50	2.27	1.90	Duration
99:19	4.55	4.59	4.60	Yield
	8.51	2.27	1.91	Duration

CLOSE-0340

CLOSE-0340 Class A5 (SR) SENIOR/NAS/AAA <P>

Orig Bal 14,177,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 22-Aug-2003 Tranche: A5 (SR)

Price	100% PSA	300% PSA	400% PSA	prepay losses
94:26	5.17	5.23	5.25	Yield
	7.97	7.28	7.01	Duration
94:30	5.15	5.21	5.23	Yield
	7.97	7.29	7.01	Duration
95: 2	5.13	5.19	5.21	Yield
	7.97	7.29	7.01	Duration
95: 6	5.12	5.17	5.20	Yield
	7.98	7.29	7.02	Duration
95:10	5.10	5.15	5.18	Yield
	7.98	7.29	7.02	Duration
95:14	5.08	5.14	5.16	Yield
	7.98	7.30	7.02	Duration
95:18	5.07	5.12	5.14	Yield
	7.99	7.30	7.02	Duration

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-40
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-40

Countrywide

Deal Summary Report

CW03_40_SUBS 30 year 4.9's

Date:08/21/2003 15:52:06
Closing Date: 8/28/2003
First Pay: 9/25/2003

CMO Structuring Desk: 818-225-4721 Fax: 818-225-4010
WHOLE 30 year Pricing Speed: 300 PSA
WAC:5.13 WAM:178.75

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
!COLLAT	800,000,000.00	4.86839	9/03- 8/18	4.50		0.00						100.00
SNR	789,985,100.00	4.50000	9/03- 8/18	4.47		0.00			*Senior Bond, 98.75 perc			98.75
!SUB	9,600,047.68	4.50000	9/03- 8/18	7.27		0.00			*Sub. Bond, 1.20 percen			1.20
M	4,800,000.00	4.50000	9/03- 8/18	7.27		0.00						0.60
B1	1,200,000.00	4.50000	9/03- 8/18	7.27		0.00						0.15
B2	1,600,000.00	4.50000	9/03- 8/18	7.27		0.00						0.20
B3	800,000.00	4.50000	9/03- 8/18	7.27		0.00						0.10
B4	400,000.00	4.50000	9/03- 8/18	7.27		0.00						0.05
B5	800,047.68	4.50000	9/03- 8/18	7.27		0.00						0.10
IO	737,485,786.75	0.40215	9/03- 8/18	4.50		0.00						92.19
PO	414,852.32	0.00000	9/03- 8/18	4.52		0.00						0.05
Tot: 9	800,000,000	4.49767		4.50								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	31.514	4.471	PSA 300	179	0	105.669	4.730
WHOLE	482.318	4.902	PSA 300	178	1	1773.294	5.161
WHOLE	31.000	4.470	PSA 300	180	0	103.916	4.729
WHOLE	255.168	4.902	PSA 300	180	0	938.154	5.161
# 4	800.000	4.8684		178.8	0.6	2921.032	

Yield Curve

Yr	3.45	4.20	9.00	8.00	10.00	13.00	30.00	57.00
Yld	2.284	2.612	3.768	3.710	4.130	4.302	5.020	4.775

Indices

1ML
1.369

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

CW03_40_SUBS 30 year 4.9's User ID: kleibowi Deals Directory: /opt/intex/deals

DEC TABLES REPORT Date: 08/21/2003 15:53:04 Countrywide

Settlement Date: 8/28/2003 WHOLE 30 year WAC: 5.13 WAM: 178.75 Pricing Speed: 300 PSA

Deal: CW03_40_SUBS Bond Name: M

Months 480	PSA 0	PSA 100	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
Date	M	M	M	M	M	M	M	M	M	M
8/28/2003	100	100	100	100	100	100	100	100	100	100
8/25/2004	95	95	95	95	95	95	95	95	95	95
8/25/2005	91	91	91	91	91	91	91	91	91	91
8/25/2006	85	85	85	85	85	85	85	85	85	85
8/25/2007	80	80	80	80	80	80	80	80	80	80
8/25/2008	74	74	74	74	74	74	74	74	74	74
8/25/2009	69	67	65	65	64	63	62	60	57	52
8/25/2010	62	60	55	54	54	51	49	46	40	29
8/25/2011	56	51	44	43	42	39	35	31	24	10
8/25/2012	49	43	33	32	31	28	23	19	13	4
8/25/2013	42	34	24	22	21	18	14	10	6	1
8/25/2014	34	26	16	15	14	11	8	5	2	0
8/25/2015	26	19	10	9	9	6	4	3	1	0
8/25/2016	17	12	6	5	5	3	2	1	0	0
8/25/2017	8	5	2	2	2	1	1	0	0	0
8/25/2018	0	0	0	0	0	0	0	0	0	0
Ave Life (Yrs)	8.4	8.0	7.3	7.3	7.2	7.0	6.7	6.5	6.2	5.8

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_40_SUBS 30 year 4.9's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 08/21/2003 15:52:27

Bond: M Balance: 4,800,000 Coupon: 4.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2003
Settlement Date: 8/28/2003 WHOLE 30 year WAC: 5.13 WAM: 178.75

Months 480	PSA 0	PSA 100	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
94- 4	5.425	5.463	5.523	5.531	5.539	5.561	5.589	5.615	5.663	5.730
94- 8	5.404	5.442	5.500	5.508	5.516	5.537	5.565	5.590	5.637	5.702
94-12	5.384	5.420	5.477	5.485	5.492	5.514	5.540	5.565	5.611	5.675
94-16	5.363	5.399	5.455	5.462	5.469	5.490	5.516	5.540	5.585	5.647
94-20	5.343	5.377	5.432	5.439	5.446	5.466	5.492	5.515	5.559	5.620
94-24	5.322	5.356	5.409	5.416	5.423	5.443	5.468	5.491	5.533	5.592
94-28	5.302	5.335	5.386	5.393	5.400	5.419	5.443	5.466	5.507	5.565
95- 0	5.281	5.313	5.364	5.370	5.377	5.396	5.419	5.441	5.481	5.537
95- 4	5.261	5.292	5.341	5.348	5.354	5.372	5.395	5.416	5.455	5.510
95- 8	5.241	5.271	5.319	5.325	5.331	5.349	5.371	5.392	5.429	5.483
95-12	5.220	5.250	5.296	5.302	5.308	5.325	5.347	5.367	5.404	5.456
*95-16	5.200	5.229	5.274	5.280	5.285	5.302	5.323	5.343	5.378	5.428
95-20	5.180	5.208	5.251	5.257	5.263	5.279	5.299	5.318	5.352	5.401
95-24	5.160	5.187	5.229	5.234	5.240	5.256	5.275	5.294	5.327	5.374
95-28	5.140	5.166	5.206	5.212	5.217	5.232	5.251	5.269	5.301	5.347
96- 0	5.120	5.145	5.184	5.189	5.194	5.209	5.228	5.245	5.276	5.320
96- 4	5.100	5.124	5.162	5.167	5.172	5.186	5.204	5.220	5.251	5.293
96- 8	5.080	5.103	5.140	5.145	5.149	5.163	5.180	5.196	5.225	5.266
96-12	5.060	5.082	5.117	5.122	5.127	5.140	5.156	5.172	5.200	5.240
96-16	5.040	5.061	5.095	5.100	5.104	5.117	5.133	5.148	5.175	5.213
96-20	5.020	5.041	5.073	5.078	5.082	5.094	5.109	5.123	5.149	5.186
96-24	5.000	5.020	5.051	5.055	5.059	5.071	5.086	5.099	5.124	5.159
96-28	4.980	4.999	5.029	5.033	5.037	5.048	5.062	5.075	5.099	5.133
AVG LIFE	8.42	7.97	7.34	7.27	7.19	6.99	6.75	6.54	6.19	5.75
DURATION	6.45	6.19	5.81	5.76	5.72	5.59	5.45	5.31	5.09	4.80
FIRST PAY	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03
LAST PAY	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_40_SUBS 30 year 4.9's

User ID: klclbowl Deals Directory: /opt/intcx/deals Date: 08/21/2003 15:52:27

Bond: B1 Balance: 1,200,000 Coupon: 4.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2003
Settlement Date: 8/28/2003 WHOLE 30 year WAC: 5.13 WAM: 178.75

Months 480	PSA 0	PSA 100	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
92-30	5.623	5.670	5.743	5.753	5.762	5.789	5.824	5.855	5.913	5.995
93- 2	5.602	5.648	5.720	5.729	5.738	5.765	5.799	5.830	5.887	5.967
93- 6	5.581	5.626	5.696	5.706	5.715	5.741	5.774	5.804	5.860	5.939
93-10	5.560	5.604	5.673	5.682	5.691	5.717	5.749	5.779	5.834	5.911
93-14	5.539	5.582	5.650	5.659	5.668	5.693	5.724	5.754	5.807	5.883
93-18	5.518	5.560	5.627	5.635	5.644	5.669	5.700	5.728	5.781	5.855
93-22	5.497	5.539	5.604	5.612	5.621	5.645	5.675	5.703	5.754	5.827
93-26	5.477	5.517	5.581	5.589	5.597	5.621	5.650	5.678	5.728	5.799
93-30	5.456	5.495	5.558	5.566	5.574	5.597	5.626	5.653	5.702	5.772
94- 2	5.435	5.474	5.535	5.543	5.550	5.573	5.601	5.628	5.676	5.744
94- 6	5.415	5.452	5.512	5.520	5.527	5.549	5.577	5.603	5.650	5.716
*94-10	5.394	5.431	5.489	5.496	5.504	5.526	5.553	5.578	5.624	5.689
94-14	5.373	5.409	5.466	5.473	5.481	5.502	5.528	5.553	5.598	5.661
94-18	5.353	5.388	5.443	5.450	5.458	5.478	5.504	5.528	5.572	5.633
94-22	5.332	5.367	5.420	5.428	5.434	5.455	5.480	5.503	5.546	5.606
94-26	5.312	5.345	5.398	5.405	5.411	5.431	5.455	5.478	5.520	5.578
94-30	5.292	5.324	5.375	5.382	5.388	5.407	5.431	5.453	5.494	5.551
95- 2	5.271	5.303	5.352	5.359	5.365	5.384	5.407	5.429	5.468	5.524
95- 6	5.251	5.282	5.330	5.336	5.342	5.361	5.383	5.404	5.442	5.496
95-10	5.231	5.260	5.307	5.314	5.320	5.337	5.359	5.379	5.417	5.469
95-14	5.210	5.239	5.285	5.291	5.297	5.314	5.335	5.355	5.391	5.442
95-18	5.190	5.218	5.262	5.268	5.274	5.290	5.311	5.330	5.365	5.415
95-22	5.170	5.197	5.240	5.246	5.251	5.267	5.287	5.306	5.340	5.388
AVG LIFE	8.42	7.97	7.34	7.27	7.19	6.99	6.75	6.54	6.19	5.75
DURATION	6.41	6.15	5.78	5.73	5.69	5.56	5.42	5.29	5.07	4.78
FIRST PAY	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03
LAST PAY	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_40_SUBS 30 year 4.9's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 08/21/2003 15:52:28

Bond: B2 Balance: 1,600,000 Coupon: 4.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2003
Settlement Date: 8/28/2003 WHOLE 30 year WAC: 5.13 WAM: 178.75

Months 480	PSA 0	PSA 100	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
90- 4	6.108	6.175	6.280	6.294	6.308	6.347	6.396	6.442	6.525	6.642
90- 8	6.086	6.152	6.256	6.270	6.283	6.322	6.370	6.415	6.497	6.613
90-12	6.064	6.129	6.231	6.245	6.258	6.296	6.344	6.388	6.469	6.584
90-16	6.042	6.106	6.207	6.220	6.234	6.271	6.318	6.362	6.442	6.554
90-20	6.020	6.083	6.183	6.196	6.209	6.246	6.292	6.336	6.414	6.525
90-24	5.998	6.060	6.159	6.172	6.184	6.221	6.267	6.309	6.386	6.496
90-28	5.976	6.038	6.135	6.147	6.160	6.196	6.241	6.283	6.359	6.467
91- 0	5.954	6.015	6.110	6.123	6.135	6.171	6.215	6.256	6.332	6.438
91- 4	5.933	5.992	6.086	6.099	6.111	6.146	6.190	6.230	6.304	6.409
91- 8	5.911	5.970	6.062	6.075	6.087	6.121	6.164	6.204	6.277	6.380
91-12	5.889	5.947	6.038	6.050	6.062	6.096	6.139	6.178	6.250	6.351
*91-16	5.868	5.925	6.015	6.026	6.038	6.071	6.113	6.152	6.222	6.322
91-20	5.846	5.902	5.991	6.002	6.014	6.047	6.088	6.126	6.195	6.294
91-24	5.825	5.880	5.967	5.978	5.990	6.022	6.062	6.100	6.168	6.265
91-28	5.803	5.858	5.943	5.954	5.965	5.997	6.037	6.074	6.141	6.236
92- 0	5.782	5.835	5.919	5.930	5.941	5.973	6.012	6.048	6.114	6.208
92- 4	5.761	5.813	5.896	5.907	5.917	5.948	5.986	6.022	6.087	6.179
92- 8	5.739	5.791	5.872	5.883	5.893	5.923	5.961	5.996	6.060	6.151
92-12	5.718	5.769	5.848	5.859	5.869	5.899	5.936	5.971	6.033	6.122
92-16	5.697	5.747	5.825	5.835	5.845	5.875	5.911	5.945	6.007	6.094
92-20	5.676	5.725	5.801	5.812	5.822	5.850	5.886	5.919	5.980	6.066
92-24	5.655	5.703	5.778	5.788	5.798	5.826	5.861	5.894	5.953	6.038
92-28	5.634	5.681	5.755	5.764	5.774	5.802	5.836	5.868	5.927	6.009
AVG LIFE	8.42	7.97	7.34	7.27	7.19	6.99	6.75	6.54	6.19	5.75
DURATION	6.32	6.06	5.70	5.65	5.61	5.49	5.35	5.22	5.01	4.73
FIRST PAY	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03	9/03
LAST PAY	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18	8/18